June 8, 2005

Mail Stop 0408

By U.S. Mail and Facsimile (310) 712-8890

Zsolt K. Bessko, Esq.
Executive Vice President and General Counsel
Centennial Bank Holdings, Inc.
1331 Seventeenth Street
Denver, Colorado 80202

Re:	Centennial Bank Holdings, Inc.
	Registration Statement on Form S-1
      Filed May 12, 2005
	File No. 333-124161

Dear Mr. Bessko:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The registration of 100% of the outstanding shares "at the market" appears to be inconsistent with Rule 415(a)(4) of Regulation C, which restricts the registration of an "at- the-market" offering by or on behalf of the Registrant to 10% of the outstanding shares held by non-affiliates. Please revise or provide the staff with an analysis and authority for such resale registration.

2. Please refer to the updating requirements of Rule 3-12 of Regulation S-X and revise accordingly.

3. Please include updated consents from the independent accountants in the pre-effective amendment. Ensure that the consents properly reflect whether the report of the accountant is included in the document or incorporated by reference.

4. Please revise to provide management`s discussion and analysis of financial condition and results of operations for Guaranty
Corporation and First MainStreet Financial.

5. Please revise throughout the document, as appropriate, to disclose and discuss material charges, recurring and non-recurring, expected to be incurred as a result of your acquisitions. Refer to, for instance, ETIF 95-3.

6. Please revise throughout the document, as appropriate, to disclose how you determined the price ascribed to the shares to be issued in the First MainStreet acquisition.

Prospectus Cover Page

7. We note the statement that you "intend to apply" to list your shares on NASDAQ. Please revise to indicate, for example, when you intend to apply for such listing, and otherwise clarify the basis for the implication that the company`s stock will trade on Nasdaq in the near future.

8. You state that there is currently no public market for your shares, yet you state that the selling shareholders may sell their shares at market prices. Please revise to clarify. Similarly revise the offering disclosure on page 4 and elsewhere, as necessary.

9. With regard to the phrase "or their transferees" in the fourth paragraph, revise to indicate that any such sales would require the company to file a post-effective amendment naming the transferees before any sales could be made under the prospectus.

10. With regard to the sixth paragraph and the disclosures therein, advise the staff if any of the selling shareholders are broker/dealers or affiliates of broker/dealers. If any are broker/dealers, revise the disclosure to state that "the seller(s) is an underwriter." In addition, revise to either delete references to agents and broker/dealers and commissions or revise to state if any agents or broker/dealers are used that a post-effective amendment will be filed naming such agents and/or broker/dealers and disclosing any compensation arrangements.

11. Revise the cover page to make the following disclosure, "Until such time as our common stock is listed on NASDAQ, we expect that the selling stockholders will sell their shares at prices between $____
and $_____, if any shares are sold. After our common stock is quoted on NASDAQ, the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices."

Prospectus Summary, page 1

Pending Acquisition, page 3

12. Advise the staff as to whether or not the pending transactions will be registered or will be completed via a private placement. If a private placement, advise us as to the number of holders of Main Street, the exemption from registration anticipated and the facts relied upon to make the exemption available.

The Selling Stockholders, page 3

13. Revise this section to disclose, for each transaction discussed, the number of purchasers, the date purchased, the price paid by purchasers and the gross and net proceeds to the company.

Selected Consolidated Financial and Other Data, page 21

14. Please revise here and in the summary data section on page 5 to separately present the consolidated statement of income data for the successor and predecessor for the period ended December 31, 2004. We do not believe there is a basis for combining this information.

Unaudited Pro Forma Combined Financial  Data, page 26

15. Please revise to present the material assumptions used to determine the amount of each pro forma adjustment.

16. Please revise to present each pro forma adjustment in a self-balancing format. A reader should be able to easily re-calculate the amount of each adjustment.

17. Please revise to provide footnote disclosure of material, non-recurring charges related to your acquisitions. Identify the nature of the charge, quantify the amount and identify the period(s) in which it is expected to be incurred.

18. Please revise this section to separately present the pro forma adjustments by acquisition and disposition. Include a sub-heading between the Guaranty column and the First MainStreet column that presents the pro forma effects of the Guaranty acquisition on your historical financial statements. Your adjustments relating to the acquisition of Guaranty and the disposition of Collegiate Peaks should be clearly footnoted.

19. We remind you that the pro forma column related to Guaranty should reconcile to the historical financial statements of Guaranty.
Please refer to comment 10.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Recent Developments,  page 32

20. Please revise here and in Note 2 to the financial statements to provide an expanded discussion of the July 16, 2004 acquisition of your predecessor, including how it was financed and the accounting literature relied on in determining the appropriate accounting model used to record it.

21. Please revise throughout MD&A to delete the discussion and related presentations of the combined results of operations of the predecessor and successor and to separately discuss the historical results of operations of the predecessor and the successor. Item 303 of Regulation S-K requires a discussion of the historical financial statements as presented in the document.

Provision for Loan Losses, page 40

22. Please revise this discussion to identify the nature of the large loans with deteriorated credit quality, including the time period over which the deterioration occurred and whether or not you have additional exposure to those borrowers. Also, identify and discuss in more detail the portion of the loan portfolio that was eliminated because it carried significant risk without a corresponding yield increase, as referenced on page 37. Your revisions should also discuss why no provision was recorded by the successor in the second half of 2004. Also, please ensure the MD&A of your predecessor and acquired companies thoroughly discuss changes in their provisions for loan losses and the related allowances.

Financial Condition and Liquidity

Allowance for Loan Losses, page 47

23. Please revise to disclose how you considered SOP 03-3 when recording the acquisition of Guaranty Corporation and in recording the acquisition of your predecessor.

24. Please note that the percent of loans in each category to total loans disclosed in the allowance for loan loss allocation table on page 48 should not reflect a percentage for the general valuation allocation since there are no specific loans in that category. Please revise according.


Business, page 58

Market Area, page 59

25. Please provide more detailed disclosure regarding the economic area in which you do business. For example, describe the nature of employment in the area, give demographic figures, and describe any material changes in these factors. We note in particular your statements regarding population and economic growth in your markets.

26. In this regard, we note an article dated March 19, 2004 in the Northern Colorado Business Report, in which the economy in Northern
Colorado is described as "flat." The article further states that "[s]ome banks will have to lose market share if other banks are going to grow." This view appears to go contrary to the general tenor of your disclosure. Please revise or advise us why these statements are incorrect or immaterial.

Business Activities, page 60

27. Please discuss the risks attaching to each type of loan and the risk relative to other types of lending.

28. In an appropriate place, please disclose your lending limits.

Management, page 67

29. Please disclose if Mr. Eggemeyer will devote less than his full professional time to his role as CEO of the company, and otherwise clarify his relationship to the company in light of the fact that he does not receive any annual compensation as chairman and chief executive officer.

Employment and Severance Arrangements, page 76

30. Please revise to disclose all material terms of each of the employment and severance agreements, including, for example, the employee`s base pay and the duration of the agreement.

Employee Benefit Plans, page 72

31. Please file the 2005 Stock Incentive Plan as an exhibit.

Certain Relationships and Related Transactions, page 77

32. Please file as exhibits the agreements with Castle Creek
Financial LLC and First Community Bancorp.

Principal and Selling Stockholders, page 78

33. Please complete the chart on page 78. We may have further comment.

34. Please disclose the percentage of outstanding shares after the offering.

35. Confirm that any unnatural persons listed as principal or selling shareholders are reporting companies under the Exchange Act, majority owned subsidiaries of reporting companies under the Exchange Act, or registered investment funds under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

36. Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

37. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

38. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), include disclosure indicating whether those broker-dealer affiliates:
?	purchased the securities to be resold in the ordinary course of
business; and
?	at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.
Please revise accordingly, or tell us why you don`t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Plan of Distribution, page 83

39. Revise the second paragraph to state that if any selling shareholder assigns, pledges or has a successor in interest, a post-effective amendment must be revised and filed, listing the names and holdings, before they can sell using the prospectus.

40. Revise to delete the language indicating possible sales to broker-dealers or revise to indicate that such transactions would require the filing of a post-effective amendment listing the broker/dealers as underwriters and disclosing the compensation arrangements.

41. Revise to state that none of the selling shareholders may engage in short sales as long as the prospectus is effective.

42. Revise to include the disclosures required by paragraph (k) of
Item 508 of Regulation
      S-K.

Financial Statements

Centennial Bank Holdings, Inc. and Subsidiaries

Note 2 - Summary of Significant Accounting Policies, page F-10

(d)  Loans Held for Sale, page F-11

43. Please revise to disclose your accounting policy for retaining or selling servicing assets on sold loans. To the extent these assets are retained, revise to include appropriate disclosures under SFAS 140.

44. We note the significant amount of outstanding commitments to extend credit. Based on those commitments, please revise to clarify how you determined that any related derivative is insignificant.

Note 3 - Acquisitions, page F-19

45. Please revise to include pro-forma EPS.  Refer to paragraph
58(b)
of SFAS 141.

Note 16 - Off-Balance Sheet Activities, page F-29

46. Please revise to disclose the amount of the liability recorded under FIN 45 for stand-by letters of credit.

Note 20 - Related-Party Transactions, page F-31

47. Please revise to provide the analysis of related-party loan activity required by Rule 9-03(7)(e)(1) of Article 9 of Regulation S-
X. Loans outstanding at December 31, 2004 appear to exceed five percent of stockholders` equity at that date.



Note 24 - Assets Held for Sale and Discontinued Operations, page
F-35

48. Please revise the footnotes to the pro forma financial statements beginning on page 26 to separately disclose the pro forma effect on income that this disposition will have. Also, disclose here the historical amounts of revenue, and pre-tax profit or loss recorded in
Guaranty`s financial statements at December 31, 2004 and clearly mark them as such.

49. Please revise to disclose how you determined the amount of goodwill allocated to this subsidiary. Clarify how you considered footnote 23 to paragraph 36 of SFAS 144 and paragraph 39 of SFAS
142.

Part II

Recent Sales, page II-2

50. Revise this section to disclose, for each transaction, the number of purchasers, the date purchased, the price per share, the exemption from registration used, and the facts relied upon to make the exemption available.

51. For each offering, please tell us whether an offering circular was used, and if so, please send us a copy of that circular.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Isa Farhat, Staff Accountant, at (202) 551-
3485
or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at
(202) 551-3434 with any other questions.

								Sincerely,



      Michael Clampitt
      Attorney Advisor

cc:	Stanley F. Farrar, Esq.
	Sullivan & Cromwell LLP
	1888 Century Park East
	Los Angeles, California 90067


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Zsolt K. Bessko
Centennial Bank Holdings, Inc.
June 8, 2005
Page 9